Room 4561

	August 17, 2005

Mr. Joseph T. Ruble, Esq.
General Counsel and Corporate Secretary
CSG Systems International, Inc.
7887 East Belleview, Suite 1000
Englewood, Colorado 80111

Re:	CSG Systems International, Inc.
	Post-effective Amendment No. 4 to Registration Statement on
Form
S-3
	Filed July 29, 2005
	File No. 333-117427

Dear Mr. Ruble:

      We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


General

1. Please note that your outstanding application for confidential treatment of portions of Exhibit 10.20C to your Form 10-Q for the quarter ended March 31, 2005 must be resolved prior to the date of effectiveness of this post-effective amendment to your registration statement.


*              *              *              *
      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Prior to our declaration of the effective date of the pending post-effective amendment pursuant to Section 8(c) of the Securities
Act, the company should furnish a letter acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with your filing.

      You may contact Daniel Lee at (202) 551-3477 with any questions. If you need further assistance, you may contact me at
(202) 551-3462 or Barbara C. Jacobs, Assistant Director, at (202)
551-3730.

	Sincerely,


	Mark P. Shuman
	Branch Chief - Legal

cc:	Via Facsimile
	Jeffrey Small, Esq.
	Albert Cua, Esq.
	Davis Polk & Wardell
	450 Lexington Avenue
	New York, New York 10017
	Telephone: (212) 450-4000
	Facsimile:  (212) 450-3800